LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028510

April 12, 2002

* Filing No. : 82-3857

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents covering from September, 2001 to the date that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to make public, file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact me at (822) 3777-3439.

Sincerely yours,

K. O. Kim

Keon O Kim
Senior Manager
International Finance Group

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

4/19

# CONTENTS

# I. Company's Issuance of Debentures

**LG Electronics Inc.**
**Documents Released by LG Electronics Inc.**
**Since September, 2000 and**
**Furnished to the SEC Under Rule 12g3-2(b)**

**Report to KFSC**

**Registration statements/**
**Prospectus for the Company's**
**issue of the following securities**
**by Public Offering**

| | |
|---|---|
| 323rd Issuance of non-guaranteed debentures in the amount of 300 Billion Won | September 12, 2001 |
| 324th Issuance of non-guaranteed debentures in the amount of 200 Billion Won | October 18, 2001 |
| 325th Issuance of non-guaranteed debentures in the amount of 200 Billion Won | October 31, 2001 |
| 326th Issuance of non-guaranteed debentures in the amount of USD 100 Million | November 14, 2001 |

**323rd Issuance of Non-Guaranteed Debentures in the Amount of 300 Billion Won**

1. Issuer : LG Electronics Inc.

2. Lead Manager : Korea Development Bank
   SK Securities Co., Ltd

3. Details of Subscription :
   (i) Commencement Date of Subscription : September 12, 2001
   (ii) Closing Date of Subscription : September 12, 2001
   (iii) Amount subscribed : 288,150,000,000 Won (D/C rate: 3.95%)
   (iv) Method of Subscription and Allocation: Subscription shall be made in the order of receipt.

4. Public Notice :

   A. Public notice of the securities registration statements :
      Financial Supervisory Service: dart.fss.or.kr
   B. Public notice of the prospectus :
      Financial Supervisory Service: dart.fss.or.kr
      Korea Development Bank : 16, Yoido-dong Youngdeungpo-ku, Seoul
      SK Securities Co., Ltd. : 23-10, Yoido-dong Youngdeungpo-ku, Seoul
      LG Electronics Inc. : 20, Yoido-dong Youngdeungpo-ku, Seoul

5. Date of Listing and Delivery of Debentures
   (i) Scheduled Date of Listing : September 17, 2001
   (ii) Scheduled Date of Delivery : September 17, 2001

6. Amount of Proceeds
   (i) Total Net Proceeds : 286,928,065,000 Won
   (ii) Total Cost : 1,221,935,000 Won

7. Use of Proceeds : Refinancing & Operating funds, Facility investment

September 12, 2001
LG Electronics Inc.
Vice Chairman & CEO Cha Hong Koo

**324th Issuance of Non-Guaranteed Debentures in the Amount of 200 Billion Won**

1. Issuer : LG Electronics Inc.

2. Lead Manager : Korea Development Bank
   SK Securities Co., Ltd

3. Details of Subscription :
   (i) Commencement Date of Subscription : October 18, 2001
   (ii) Closing Date of Subscription : October 18, 2001
   (iii) Amount subscribed : 200,000,000,000 Won (D/C rate: 0.00 %)
   (iv) Method of Subscription and Allocation: Subscription shall be made in the order of receipt.

4. Public Notice :

   A. Public notice of the securities registration statements :
      Financial Supervisory Service: dart.fss.or.kr
   B. Public notice of the prospectus :
      Financial Supervisory Service: dart.fss.or.kr
      Korea Development Bank : 16, Yoido-dong Youngdeungpo-ku, Seoul
      SK Securities Co., Ltd. : 23-10, Yoido-dong Youngdeungpo-ku, Seoul
      LG Electronics Inc. : 20, Yoido-dong Youngdeungpo-ku, Seoul

5. Date of Listing and Delivery of Debentures
   (i) Scheduled Date of Listing : October 31, 2001
   (ii) Scheduled Date of Delivery : October 31, 2001

6. Amount of Proceeds
   (i) Total Net Proceeds : 199,217,600,000 Won
   (ii) Total Cost : 782,400,000 Won

7. Use of Proceeds : Refinancing & Operating funds, Facility investment

October 10, 2001
LG Electronics Inc.
Vice Chairman & CEO Cha Hong Koo

**325th Issuance of Non-Guaranteed Debentures in the Amount of 200 Billion Won**

1. Issuer : LG Electronics Inc.

2. Lead Manager : SK Securities Co., Ltd
   Korea Development Bank

3. Details of Subscription :
   (i) Commencement Date of Subscription : October 31, 2001
   (ii) Closing Date of Subscription : October 31, 2001
   (iii) Amount subscribed : 185,160,000,000 Won (D/C rate: 8.66 %)
   (iv) Method of Subscription and Allocation: Subscription shall be made in the order of receipt.

4. Public Notice :

   A. Public notice of the securities registration statements :
      . Financial Supervisory Service: dart.fss.or.kr
   B. Public notice of the prospectus :
      Financial Supervisory Service: dart.fss.or.kr
      Korea Development Bank : 16, Yoido-dong Youngdeungpo-ku, Seoul
      SK Securities Co., Ltd. : 23-10, Yoido-dong Youngdeungpo-ku, Seoul
      LG Electronics Inc. : 20, Yoido-dong Youngdeungpo-ku, Seoul

5. Date of Listing and Delivery of Debentures
   (i) Scheduled Date of Listing : November 14, 2001
   (ii) Scheduled Date of Delivery : November 14, 2001

6. Amount of Proceeds
   (i) Total Net Proceeds : 184,392,988,000 Won
   (ii) Total Cost : 767,012,000 Won

7. Use of Proceeds : Refinancing & Operating funds

October 31, 2001
LG Electronics Inc.
Vice Chairman & CEO Cha Hong Koo

**326th Issuance of Non-Guaranteed Debentures in the Amount of USD 100 Million**

1. Issuer : LG Electronics Inc.

2. Lead Manager : Korea Development Bank

3. Details of Subscription :
   (i) Commencement Date of Subscription : November 14, 2001
   (ii) Closing Date of Subscription : November 14, 2001
   (iii) Amount subscribed : USD 100,000,000 (D/C rate: 0.00 %)
   (iv) Method of Subscription and Allocation: Subscription shall be made in the order of receipt.

4. Public Notice :

   A. Public notice of the securities registration statements :
      Financial Supervisory Service: dart.fss.or.kr
   B. Public notice of the prospectus :
      Financial Supervisory Service: dart.fss.or.kr
      Korea Development Bank : 16, Yoido-dong Youngdeungpo-ku, Seoul
      Securities and Exchange Commission : 27, Yoido-dong Youngdeungpo-ku, Seoul
      LG Electronics Inc. : 20, Yoido-dong Youngdeungpo-ku, Seoul

5. Date of Listing and Delivery of Debentures
   (i) Scheduled Date of Listing : October 31, 2001
   (ii) Scheduled Date of Delivery : October 31, 2001

6. Amount of Proceeds
   (i) Total Net Proceeds : USD 99,608,054.93
   (ii) Total Cost : 503,767,000 Won

7. Use of Proceeds : Facility investment

November 06, 2001
LG Electronics Inc.
Vice Chairman & CEO Cha Hong Koo

# II. Public Announcements

**Report to KSE**

**Direct public announcement / Report of the contents of direct public announcement**

| | |
|---|---|
| Public announcement on the disposal of invested stocks in LG Credit Card Co., Ltd | Sept. 7, 2001 |
| Public announcement on the disposal of invested stocks in DACOM Corporation | Sept. 21, 2001 |
| Public announcement on the lease transaction with LG Industrial Systems Co., Ltd and LG mart Co., Ltd. | Oct. 16, 2001 |
| Public announcement on the resolution on split-off | Nov. 15, 2001 |
| Public announcement on the BOD resolution to hold Extraordinary Shareholders' Meeting | Dec. 5, 2001 |
| Public announcement on the equity investment on LG-EDS systems | Dec. 19, 2001 |
| Public announcement on the results of the 43rd Extraordinary Meeting of Shareholders | Dec. 28, 2001 |
| Public announcement on the transaction with LG MRO Co., Ltd. And LG Industrial Systems Co., Ltd. | Jan. 10, 2002 |
| Public announcement on the 43rd Annual General Shareholders' meeting | Feb. 20, 2002 |
| Public announcement on the equity investment on Hiplaza Co., Ltd. | Feb. 25, 2002 |
| Public announcement on the disposal of invested stocks in LG Card Co., Ltd. | March 5, 2002 |
| Public announcement on the result of the 43rd Annual General Shareholders' meeting | March14, 2002 |

LG Electronics Inc.

390543

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Jin-Young Kim (Financial Planning Group) / Tel: +82-2-3777-3426 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement :September 7, 2001

Approved by: ______________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following disposal of invested stocks in another corporation in public for your reference.

1. Company invested
   - Company name : LG Credit Card Co., Ltd.
   - Representative : Lee, Heon Chul
   - Relation with company : Affiliate
   - Capital : KRW 350,000,000,000
   - Total number of share : 70,000,000 shares
   - Major business : Credit Finance
   - Location : LG Tower 679 , Yoksam-Dong, Kangnam-gu, Seoul, Korea

2. Disposition :
   - Value disposed (won) : KRW 140,000,000,000
   - Number of shares disposed (no.) : 4,000,000
   - Number of shares held after disposal : 318,883
   - Equity holding rate after disposal (%) : 0.46
   - Scheduled disposition date : Oct 25, 2001

3. Objective of dispotion : Improvement of financial structure

4. Total number disposed (won) : KRW 140,000,000,000

-Proportion to capital (%) : 13.58

5. Decision date (board of directors resolution date) : Sep 7, 2001

-Auditors present

6. Other

-Value disposed above is calculated based on estimates of 35,000 won per share

-Exact Value disposed will be determined on the public offering price and will be announced

LG Electronics Inc.

086317

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Jin-Young Kim (Financial Planning Group) / Tel: +82-2-3777-3426 Fax: +82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

( third party where this announcement is given)

Date of announcement: September 21, 2001

Approved by: ____________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following disposal of invested stocks in another corporation in public for your reference.

1. Company invested
   - Company name: DACOM Corporation.
   - Representative: Park, Unsuh
   - Relation with company: Affiliate
   - Capital: KRW 119,715,000,000
   - Total number of share: 23,943,000 shares
   - Major business: Communication Service
   - Location: DACOM Building, 706-1 Yeoksam-dong, Gangnam-gu, Seoul, Korea

2. Disposition
   - Value disposed (won): KRW 80,993,250,000
   - Number of shares disposed (no.): 4,563,000
   - Number of shares held after disposal: 7,182,905
   - Equity holding rate after disposal (%): 30
   - Disposition date: Sep 21, 2001

3. Objective of disposition: Improvement of financial structure

4. Total number disposed (won): KRW 271,497,893,660

   -Proportion to capital (%): 26.33

5. Decision date (board of directors resolution date): Sep 21, 2001

   -Auditors present

LG Electronics Inc.

102357

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jong-hyun (Financial Planning Group)/ Tel:+82-2-3777-3426 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: October 16, 2001

Approved by: ______________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

I Under the Korean Securities & Exchange Law on Public Disclosure Article 71, we state the following transactions in public for your reference.

□ Transaction.

1. Parties Involved.
   1) Lessor: LG Electronics Inc.
   2) Lessee: LG Industrial Systems CO.,Ltd.

2. Details of Transaction
   1) Contract date: October 15, 2001
   2) Property to be leased: Building 1046.82 pyong (3460m$^2$)
   3) Location: 20,Yoido-dong, Youngdungpo-gu, Seoul, Korea
   4) Lease Period: October 10, 2001 ~ March 31, 2002
   5) Rent: KRW 28,264,140 per month

II Under the Korean Securities & Exchange Law on Public Disclosure Article 71, we state the following transactions in public for your reference.

□ Transaction.

1. Parties Involved.
    1) Lessor: LG Electronics Inc.
    2) Lessee: LG Industrial Systems CO.,Ltd.

2. Details of Transaction
    1) Contract date: October 15, 2001
    2) Property to be leased: Building 216.81 pyong (717$m^2$)
    3) Location: 20, Yoido-dong, Youngdungpo-gu, Seoul, Korea
    4) Lease Period: October 15, 2001 ~ March 31, 2002
    5) Rent: KRW 5,853,870 per month

Ⅲ Under the Korean Securities & Exchange Law on Public Disclosure Article 71, we state the following transactions in public for your reference.

□ Transaction.

1. Parties Involved.
    1) Lessor: LG Mart CO., Ltd.
    2) Lessee: LG Electronics Inc.

2. Details of Transaction
    1) Contract date: October 15, 2001
    2) Property to be leased: Building 244.19 pyong (807$m^2$)
    3) Location: 20,Yoido-dong, Youngdungpo-gu, Seoul, Korea
    4) Lease Period: October 11, 2001 ~ March 31, 2002
    5) Rent: KRW 6,593,130 per month

LG Electronics Inc.

967417

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun (Financial Planning Group)/ Tel:+82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: November 15, 2001

Approved by: ______________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we publicly state the following resolution on split-off (surviving after split-off) for your reference.

1. Reason and objectives
   - Improve transparency of corporate governance and concentrate investment to restructuring and the core businesses
   - Execute selection-and-focus strategy and advance business level by focusing resources on the core businesses
   - Maximize shareholder value by profit generation and value increase in operating company

2. Method
   - Split-Off
   - According to the articles 530-2 through 530-12 of the Business Law, LG Electronics Inc. is separating its electronics and telecom equipment business part to create a new company by means of split-off by which shareholders of split-off (parent) company become shareholders of both parent company and new company. (Split-off company survives and the new company will be listed)

3. Surviving company after split-off
- Company name: LG Electronics Inc. →LG Electronics Investment, Ltd. (LGEI)
- Major business: Investment
- Paid-in capital after split-off (won): KRW 247 billion
- Outstanding number of shares after split-off (no.): 17,421,362 (including preferred shares)
- Split-off ratio: 0.10 per share
- Listing after split-off: Yes

4. Company to be newly created
- Company name: LG Electronics Inc. (LGE)
- Major business: Manufacture of electronics and telecommunications devices
- Paid-in capital (won): KRW 784 billion
- Outstanding number of shares (no.): 156,792,255 (including preferred shares)
- Split-off ratio: 0.90 per share

5. Asset allocation
- LG Electronics Investment, Ltd. will hold most of the investment assets, including telecom services
- LG Electronics Inc. will hold investment assets directly related to the core business and overseas subsidiaries
- Value of the assets to be transferred: Book value as of March 30. 2002, audited by CPA

6. Schedule
- Approval date of extraordinary shareholders' meeting: December 28. 2001
- Effective date of split-off: April 1, 2002

7. Resolution date of the board directors: November 15, 2001
- Outside directors present
- Auditors present

8. Other
- Tender offer is an option to secure the 30% ownership requirement enacted by the Fair Trade Act in Korea. Other alternative methods will also be reviewed. (Under the Fair Trade Act, holding companies must hold 30% or more (in case of listed

companies) of affiliates shares within 2 years)

LG Electronics Inc.

019658

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun(Financial Planning Group)/Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: December 5, 2001

Approved by: ______________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

I. Under the Korean Securities Exchange Act, we state the Board of Directors' resolution to hold Extraordinary Shareholders' Meeting publicly for your reference.

1. Date of Board of Directors Meeting: December 5, 2001
   * All four outside directors attended the meeting.

2. Purpose of Board of Directors' Meeting:
   Resolution on holding extraordinary shareholder's meeting for approval of demerger report.

3. Date & Time of Extraordinary Shareholders' Meeting:
   December 28 (Friday), 2001, 11:00 a.m.

4. Place: The underground auditorium at the East Tower, LG Twin Towers
   20, Yoido-dong, Youngdungpo-gu, Seoul

5. Agenda to be Approved
   1) 1st Agenda: Approval of Demerger Report.
      - Amendment and Adoption of Articles of Incorporation includes:
        ▷ Change of corporate name.

▷Change of objectives
▷Change of maximum number of authorized shares
▷Total Number and Rights of Preferred Stock
▷Preemptive Rights to New Shares
▷Issuance of Convertible Debentures
▷Issuance of Debentures with Preemptive Rights to New Shares

Ⅱ. Under the Korean Securities Exchange Act, we state the change of objectives publicly for your reference.

1. Addition

1. By acquiring and holding the shares of companies, to govern, manage, direct, order and develop the companies to engage in the following business activities:
   ① Mining;
   ② Manufacturing;
   ③ Businesses relating to electricity, gas and water;
   ④ Construction;
   ⑤ Wholesale and retail businesses;
   ⑥ Lodging and restaurant businesses;
   ⑦ Communication businesses;
   ⑧ Real estate and leasing;
   ⑨ Business services;
   ⑩ Educational services;
   ⑪ Health care and social welfare services;
   ⑫ Businesses relating to entertainment, culture and sports; and
   ⑬ Other public repair and private services
2. To lease electronic calculators;
3. To sell, purchase and lease computer software;
4. To provide actuarial services, analysis and processing of statistics;
5. To sell, purchase and lease real estate;
6. To engage in warehousing businesses;
7. To sell and purchase various products;
8. To engage in consignment and agency businesses for the sale and purchase of various products;
9. To conduct scientific technology surveys and research, to provide services

relating to the development and research of technology and to provide agency services relating to technical information;

10. To provide technical services;
11. To operate and sell information;
12. To act for telecommunication service companies;
13. To sell utilities;
14. To conduct mail-order sales on consignment and door-to-door sales;
15. To provide educational services;
16. To sell and purchase goods and products through electronic commerce such as the Internet and engage in other businesses related thereto;
17. To conduct market surveys and management consulting;
18. To engage in export and import and engage in agency businesses;
19. To lease electronic and electric machinery and appliances;
20. To conduct technical research and provide services related thereto;
21. To engage in agency businesses for domestic and overseas advertisement for the promotion of sales and to manufacture and sell advertising materials;
22. To engage in factoring business;
23. To manufacture, process, store, sell and purchase secondary products made with materials, sources and products referred to in each of the foregoing paragraphs;
24. To engage in the consignment of sales and purchases with respect to or related to the foregoing paragraphs;
25. To engage in trade, contracting, subcontracting or any other businesses incidental to the foregoing paragraphs; and
26. To engage and invest in businesses related to any of the foregoing objectives.

2.Elimination

1. To manufacture and sell electronic machinery and appliances;
2. To manufacture and sell communications machinery and appliances;
3. To manufacture and sell electric machinery and appliances;
4. To manufacture and sell other machinery and appliances;
5. To manufacture, process and sell plastics;
6. To manufacture, sell, lease and franchise multimedia hardware and software;
7. To manufacture and sell wires and cables for electric powers and communications;
8. To manufacture and sell electronic switching systems and their components;

9. To manufacture and sell transmission equipment, satellite communication equipment, other transmission-related equipment and their components;
10. To manufacture and sell information network, telecommunication network, audio/video network, marketing network, control network and their components;
11. To manufacture and sell information & communication terminals and their components;
12. To operate and sell information;
13. To carry out a business acting for telecommunication service company;
14. To develop and sell software related to the products mentioned in paragraph 8 to 13;
15. To carry out a service and installation business required for performing the purposes mentioned in paragraph 8 to 13;
16. To manufacture and sell machinery and appliances for oil combustion;
17. To refine, process and sell metals except gold;
18. To engage in mining;
19. To engage in export and import and to engage in offer agent business;
20. To lease electronic and electric machinery and appliances;
21. To conduct technical research and provide services;
22. To engage in construction work;
23. To engage in construction work involving telecommunications;
24. To engage in construction work involving electricity;
25. To engage in real estate business;
26. To engage in agency business for domestic and overseas advertisement for promotion of sales, and to manufacture and sell advertising materials;
27. To engage in the factoring business;
28. To manufacture and sell optical instruments and appliances including cameras;
29. To engage in trade, contracting, subcontracting or any other business incidental to the foregoing; and
30. To engage and invest in businesses related to any of the foregoing objectives.

3. Reason for change:

   Switchover to a holding company

4. Date of Board of Directors Meeting: December 5, 2001

   * All four outside directors attended the meeting.

5. Date & Time of Extraordinary Shareholders' Meeting:

December 28 (Friday), 2001, 11:00 a.m.

LG Electronics Inc.

547301

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun(Financial Planning Group)/Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: December 19, 2001

Approved by: ______________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following equity investment to largest shareholders etc. publicly for your reference.

1. Company invested
   - Company name: LG-EDS systems.
   - Relation with company: Affiliate
2. Investment
   - Date invested: December 19, 2001
   - Object invested: 218,845 common shares of LG-EDS Systems.
   - Value invested (won): KRW 48,145,900,000
   - Total value Invested to party concerned (won): KRW 48,505,900,000
3. Purpose of Investment
   - Stock purchase from Joint Venture partner in accordance with the termination of the Joint Venture Agreement.
4. Resolution date of board of directors: December 18, 2001
   - Outside directors and auditors present.
5. Others
   - Purchasing from EDS World Corporation (Far East) of U.S. (25% of total outstanding number of shares of LG-EDS Systems)

LG Electronics Inc.

715340

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun(Financial Planning Group)/Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange
(third party where this announcement is given)

Date of announcement: December 28, 2001

Approved by: ______________________

Kyoung Joon Lee
Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following results of the 43rd Extraordinary Meeting of Shareholders publicly for your reference.

1. Time & Date: December 28, 2001 (Fri) at 11:00 a.m.

2. Location: Auditorium of East Wing, LG Twin Towers,
   20 Yoido-Dong, Youngdungpo-Ku, Seoul, Korea

3. Agenda & the Result

   1st Agenda: Approval of Demerger Report.

   - The 1st agenda was officially approved as it was originally proposed.

LG Electronics Inc.

699051

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun (Financial Planning Group)/Tel: +82-2-3777-3426 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange
(third party where this announcement is given)

Date of announcement: January 10, 2002

Approved by: ______________________
Kyoung Joon Lee
Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 71, we state the following transactions in public for your reference.

□ Transaction.

1. Parties Involved.
   1) Lessor: LG MRO Co., Ltd.
   2) Lessee: LG Electronics Inc.

2. Details of Transaction
   1) Contract date: January 10, 2002
   2) Property to be leased: Building 90.89 pyong (300.46$m^2$)
   3) Location: 23rd floor, West Wing, LG Twin Towers,
      20 Yoido-Dong, Youngdungpo-Ku, Seoul, Korea
   4) Lease Period: January 11, 2002 ~ March 31, 2002
   5) Rent: KRW 2,454,030 per month

Ⅱ Under the Korean Securities & Exchange Law on Public Disclosure Article 71, we state the following transactions in public for your reference.

□ Transaction.

1. Parties Involved.
   1) Lessor: LG Industrial Systems CO.,Ltd.
   2) Lessee: LG Electronics Inc.

2. Details of Transaction
   1) Contract date: February 18, 2002
   2) Property to be leased: Building 939 pyong (3,104$m^2$)
   3) Location: 559, AKok-Ri, KamSa-Myun, YongIn-Si, KyungKi-Do, Korea
   4) Lease Period: Feb 9, 2002 ~ Feb 8, 2003
   5) Rent : KRW 25,540,800 per month

LG Electronics Inc.

222705

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jonghyun (Financial Planning Group) / Tel:+82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement : February 20, 2002

Approved by: ____________________

Kyoung Joon Lee

Senior Manager of Financial Planning Group

---

I Under the Korean Securities Exchange Act, we state the 43rd General Meeting of Shareholders publicly for your reference.

1. Date & Time: March 14 (Thursday), 2002, 10:00 am
2. Place: The auditorium located at the basement floor of the East Wing, LG Twin Towers, 20, Yoido-dong, Youngdungpo-gu, Seoul
3. Items to be reported: Auditors' Report, Business Results Report and Transactions with the Largest Shareholders etc. Report
4. Agenda to be approved
   1) 1st Agenda: Approval of the proposed FY2001 Balance Sheet, Income Statement and Appropriation of Retained Earnings
      - Expected Cash Dividend per share: KRW 750 for a common share, KRW 800 for a preferred share, KRW 629 for a redeemable preferred share.
      - Expected Propensity to Dividend: 27.40%
   2) 2nd Agenda: Election of Directors
   3) 3rd Agenda: Election of External Directors as members of Auditors' Committee
   4) 4th Agenda: Approval of Compensation Limit for Directors.

LG Electronics Inc.

120341

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jong Hyun (Financial Planning Group) / Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: February 25, 2002

Approved by: ______________________

Koen O Kim

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following equity investment in another corporation (acquisition) in public for your reference.

1. Company invested
   - Company name: Hiplaza Co.,Ltd
   - Representative: Jae Kyung Jang
   - Relation with company: None
   - Capital (won): KRW 200,000,000
   - Outstanding number of shares (no) : 40,000
   - Major business: Distribution Industry
   - Location: Sinsa-dong, Kangnam-gu, Seoul, Korea
2. Equity investment:
   - Amount invested (won): KRW 70,000,000,000
   - Number of shares (no.): 1,400,000
   - Number of shares held after investment (no.): 1,400,000
   - Equity holding rate after investment (%): 97.22
   - Scheduled investment date : Feb 26, 2001
3. Objective of shares investment: Stable distribution channel

4. Total amount invested (won): KRW 70,000,000,000

   -Proportion to capital (%): 6.79

5. Decision date: Feb 25, 2002

LG Electronics Inc.

830768

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jong Hyun (Financial Planning Group) / Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: March 5, 2002

Approved by: ______________________

Koen O Kim

Senior Manager of Financial Planning Group

---

Under the Korean Securities & Exchange Law on Public Disclosure Article 69, we state the following disposal of invested stocks in another corporation in public for your reference.

1. Company invested
   - Company name: LG Card Co., Ltd.
   - Representative: Lee, Heon-Chul
   - Relation with company: Affiliate
   - Capital: KRW 350,000,000,000
   - Total number of share: 70,000,000 shares
   - Major business: Credit Finance
   - Location: 790-5, Yoksam-dong, Kangnam-gu, Seoul, Korea
2. Disposition:
   - Value disposed (won): 200,000,000,000
   - Number of shares disposed (no.): 4,000,000
   - Number of shares held after disposal: 318,883
   - Equity holding rate after disposal (%): 0.46
   - Scheduled disposition date: April 9, 2002
3. Objective of disposition: Improvement of financial structure
4. Total value disposed (won): KRW 200,000,000,000

-Proportion to capital (%): 19.40

5. Decision date (board of directors resolution date): March 5, 2002

   -Auditors present

6. Others

   -'Value disposed' above is estimated on the assumption that the public offering price is KRW 50,000, which is expected to be KRW 45,000 ~ 65,000.

LG Electronics Inc.

054602

Release as soon as the validation of this announcement is confirmed.

Confirmation of release is not required.

Shim, Jong Hyun (Financial Planning Group) / Tel: +82-2-3777-3432 Fax:+82-2-3777-5304

Korea Stock Exchange, Luxembourg Stock Exchange

(third party where this announcement is given)

Date of announcement: March 14, 2002

Approved by: ______________________

Koen O Kim

Senior Manager of Financial Planning Group

---

I Under the Korean Securities Exchange Act, we state the result of the 43rd General Meeting of Shareholders publicly for your reference.

1. Approval of the proposed FY2001 Balance Sheet, Income Statement and Appropriation of Retained Earnings
   - Total Assets: KRW 11,592,985 mil.
   - Total Liabilities: KRW 7,327,749 mil.
   - Capital Stock: KRW 1,031,068 mil.
   - Total Shareholders' Equity: KRW 4,265,236 mil.
   - Sales: KRW 16,600,971 mil.
   - Ordinary Income: KRW 573,700 mil.
   - Net Income: KRW 507,282 mil.
   - Basic Earnings per Share: KRW 3,527
   - Independent Accountants' Opinion: Adequate.
2. Dividends
   - Dividends: KRW 750 for a common share
     KRW 800 for a preferred share
     KRW 629 for a redeemable preferred stock
   - Total Dividends: KRW 138,890,754,495

- Dividend Ratio: 15% for Common Share
  16% for Preferred Share
  25.5% per redeemable preferred stock
- Dividend Yield Ratio: 3.25% for Common Share,
  5.84% for Preferred Share
- Dividend Payout Ratio: 27.38%

3. Directors
   - Newly Elected: Ku, Bon-Joon (director),
     Ku, Ja-Jung (outside director)
   - Outside directors : Number of non-outside directors: 5
     Number of outside directors: 5
     Ratio of outside directors: 50%
   - Audit Committee : Outside directors: 4
     Non-outside Directors: 0
4. Other Agendas
   1) 2nd Agenda: Election of Directors
      - Koo, Bon-Joon
      - Approved.
   2) 3rd Agenda: Election of External Directors as members of Auditors' Committee
      - Koo, Ja-Jung
      - Approved.
   3) 4th Agenda: Approval of Compensation Limit for Directors.
      - KRW 3.5 billion
      - Approved.

5. Date of General Meeting of Shareholders: March 14, 2002

II. Under the Korean Securities Exchange Act, we state the appointment resolution of an Outside Director and Member of Audit Committee publicly for your reference.

1. Name: Koo, Ja-Jung
2. Age: 61
3. Education: Bachelor, Dong-Kook Univ.
4. Current Post: President, Hana Securities Co.,Ltd.

5. Major Carrier: Vice President, Goldstar Investment & Finance.

President, Boram Bank.

6. Newly Appointed

7. Term of Outside Director: 3 years

8. Term of Member of Audit Committee: 1 year

9. Legal Incapacity as a Member of Audit Committee: None.

10. Resolution Date: March 14, 2002

# Ⅲ. '01 Audit Report

- Please find enclosed. -